Exhibit 99.1

Corporativo | Interno São Paulo (SP), April 27, 2021. To BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM) Company Relations Superintendence Rio de Janeiro - RJ Dear Sirs, Subject: ITAÚ UNIBANCO HOLDING S.A. ANNUAL GENERAL STOCKHOLDERS’ MEETING OF APRIL 27, 2021 I. In accordance with the provisions of CVM Instruction No. 480/2009, Article 21, item IX, the Company submits to you the summary of the decisions made at the aforementioned Meeting: 1. It approved the Financial Statements for fiscal year 2020 and allocation of net income for the year; 2. It elected the members of the Board of Directors and the Fiscal Council for the next annual term of office; and 3. It approved the amount allocated to the overall compensation of members of the Company’s Board of Officers and Board of Directors and the individual compensation of the Fiscal Council members. II. The minutes of the Meeting will be disclosed on the platform Empresas.Net – Informações Periódicas e Eventuais (Periodic and Incidental Information) within the term set out in Article 21, item X of CVM Instruction No. 480/2009. There being no further matter, I remain at your disposal. Sincerely yours, ITAÚ UNIBANCO HOLDING S.A. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence copy to - B3 S.A.– Brasil, Bolsa, Balcão Company Monitoring Superintendence - Company Relations Coordination Office

São Paulo (SP), April 27, 2021. To BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM) Company Relations Superintendence Rio de Janeiro - RJ Dear Sirs, Subject: ITAÚ UNIBANCO HOLDING S.A. EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF APRIL 27, 2021 I. In accordance with the provisions of CVM Instruction No. 480/2009, Article 30, item III, the Company submits to you the summary of the decisions made at the aforementioned Meeting: 1. It amended items 9.1, 9.3 and 10.3 of the Corporate Bylaws to streamline the structure of the Board of Officers by removing the positions of Senior Vice President, Managing Vice President and Executive Officer, leaving only the positions of Chief Executive Officer and Officer; 2. It amended item 9.2 of the Corporate Bylaws to provide for the responsibility of the Board of Directors for defining the Officers who, in addition to the Chief Executive Officer, will compose the Executive Committee, the Company’s highest executive body; 3. It amended Article 10 and item 10.1 of the Corporate Bylaws to define the new rule for the Company’s representation, to be carried out by two officers together, and it is certain that when the amount involved in a transaction exceeds R$500 million at least one of the Officers will be either the Chief Executive Officer or another Officer who is a member of the Executive Committee; and 4. It consolidated the Corporate Bylaws by including the amendments mentioned in foregoing items. II. The minutes of the Meeting will be disclosed on the platform Empresas.Net – Informações Periódicas e Eventuais (Periodic and Incidental Information) within the term set out in Article 30, item IV of CVM Instruction No. 480/2009. There being no further matter, I remain at your disposal. Sincerely yours, ITAÚ UNIBANCO HOLDING S.A. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence copy to - B3 S.A.– Brasil, Bolsa, Balcão Company Monitoring Superintendence - Company Relations Coordination Office